SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 March 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 19 March 2020 re: Notice of AGM

19 March 2020

LLOYDS BANKING GROUP PLC
2020 NOTICE OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the "Company") has submitted today the 2020 Notice of Annual General Meeting (the "AGM Notice") to the National Storage Mechanism.

The AGM Notice will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

A copy of the AGM Notice is available through the 'Shareholder Meetings' ('Shareholder Information') page within the 'Investors & Performance' section of our website www.lloydsbankinggroup.com.

Mailing of the AGM Notice, proxy forms for the 2020 Annual General Meeting ("AGM") and related ancillary documentation to shareholders will commence shortly.

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE on Thursday 21 May 2020 at 11.00 am.

As of this date, the Government has announced that they are advising individuals not to undertake any non-essential travel, and to avoid large gatherings in venues such as restaurants, clubs and theatres. They are also withdrawing emergency service support for large gatherings. While it is not clear how long these measures will be in place, it seems likely that they will affect attendance at the AGM. Shareholders are encouraged to refer to the Government's official websites, www.gov.uk/guidance/coronavirus-covid-19-information-for-the-public and www.gov.scot/coronavirus-covid-19/ for the latest guidance.

While it is a legal requirement for the Company to hold the AGM in order to pass essential shareholder resolutions, circumstances may require the normal proceedings to be shortened or amended and for public health reasons we will not plan to offer refreshments this year after the meeting. For shareholders who are not able to attend we will seek to provide alternative arrangements for them to be involved. We will communicate with shareholders before the meeting through the Group's website, www.lloydsbankinggroup.com. Updates will also be available on the Shareholder Helpline, the number for which is set out in the AGM Notice.

Shareholders are strongly encouraged to exercise their right to vote and to submit their proxies well in advance of the deadline - even if they currently plan to attend the AGM in person - as the situation with COVID-19 may cause disruption to their plans at a later date.

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 March 2020